Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Grubb & Ellis Company for the registration of up to $30,000,000 principal amount of its 7.95% Convertible Senior Notes due 2015 and 13,367,490 shares of its common stock and to the incorporation by reference therein of our report dated March 16, 2010 (except for the last two paragraphs in Note 1, as to which the date is April 30, 2010), with respect to the consolidated financial statements and schedules of Grubb & Ellis Company, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Irvine, California
June 19, 2010